UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT

 TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HireRight, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

433-538-105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 433-538-105

1.	Names of Reporting Persons Eric J. Boden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,603(1)

	6.	Shared Voting Power 818,602 (2)

	7.	Sole Dispositive Power 58,603(1)

	8.	Shared Dispositive Power 818,602(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 877,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person (See Instructions) IN

*    Based on 11,233,597 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.

(1) Consists of (i) 44,444 shares issuable upon exercise of stock options and (ii) 14,159 shares issuable upon exercise of warrants.

(2) Consists of shares of the Issuer’s Common Stock owned indirectly by the E.C. Boden Living Trust Established September 18, 1992, of which of Eric J. Boden and his spouse are the co-trustees.

CUSIP NO. 433-538-105

1.	Names of Reporting Persons E.C. Boden Living Trust Established September 18, 1992 (“Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The trust is governed by the laws of the State of California.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 818,602 (1)

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 818,602(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%*

12.	Type of Reporting Person (See Instructions) OO

*    Based on 11,233,597 shares of the Issuer’s Common Stock outstanding as of December 31, 2007.

(1) Consists of shares of the Issuer’s Common Stock owned indirectly by the E.C. Boden Living Trust Established September 18, 1992 (“Trust”), of which of Eric J. Boden and his spouse are the co-trustees.  This reflects that Trust may be deemed the beneficial owner of such shares.

CUSIP NO. 433-538-105

Item 1.
	(a)	Name of Issuer HireRight, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5151 California Avenue Irvine, CA 92617

Item 2.
	(a)	Name of Person Filing This Statement is filed by Eric J. Boden and the E.C. Boden Living Trust Established September 18, 1992.
	(b)	Address of Principal Business Office or, if none, Residence Eric J. Boden E.C. Boden Living Trust Established September 18, 1992 c/o 5151 California Avenue Irvine, CA 92617
	(c)	Citizenship Eric J. Boden is a United States citizen. The Trust is governed by the laws of the State of California.
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number CUSIP # 433-538-105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP NO. 433-538-105

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

For Eric J. Boden: 877,205 shares, of which (i) 818,602 shares of common stock are owned indirectly by the E.C. Boden Living Trust Established September 18, 1992, of which of Eric J. Boden and his spouse are the co-trustees, (ii) 44,444 shares are issuable upon exercise of stock options, and (iii) 14,159 shares are issuable upon exercise of warrants.  For the E.C. Boden Living Trust Established September 18, 1992: the Trust may be deemed to beneficially own 818,602 shares of Issuer’s common stock.

(b) Percent of class: 7.8% for Eric J. Boden and 7.3% for the Trust.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 58,603 for Eric J. Boden and 0 for the Trust.
(ii) Shared power to vote or to direct the vote 818,602
(iii) Sole power to dispose or to direct the disposition of 58,603 for Eric J. Boden and 0 for the Trust.
(iv) Shared power to dispose or to direct the disposition of 818,602

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP NO. 433-538-105

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2008

/s/ Eric J. Boden
Signature

Eric J. Boden, Chief Executive Officer
Name and Title

E.C. BODEN LIVING TRUST ESTABLISHED
SEPTEMBER 18, 1992

	By:	/s/ Eric J. Boden, Trustee
Signature

Eric J. Boden, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 433-538-105

EXHIBIT 1

TO

SCHEDULE 13G

The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.

Date: February 4, 2008

/s/ Eric J. Boden
Signature

Eric J. Boden, Chief Executive Officer
Name and Title

E.C. BODEN LIVING TRUST ESTABLISHED
SEPTEMBER 18, 1992

By:	/s/ Eric J. Boden, Trustee
Signature

Eric J. Boden, Trustee
Name and Title